FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 2901 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

May 27, 2009

Item 3.	News Release

On May 27, 2009, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

May 27, 2009, TAG Oil Ltd., advises that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 5.	Full Description of Material Change

May 27, 2009 – TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAOIF), advises that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). TAG is current with all reporting requirements under the Exchange Act and expects that termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, TAG Oil’s reporting obligations with the SEC will immediately be suspended and, once effective, the Company's shares will no longer be quoted in the United States on the Over-the-Counter Bulletin Board (the “OTCBB”).

TAG's common shares will continue to trade in Canada on the TSX Venture Exchange (Tier 1) under the symbol “TAO” and the Company will continue to comply with its Canadian continuous disclosure obligations by making filings with the applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. These continuous disclosure filings will include the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

In deciding to terminate the registration of its common shares under the Exchange Act, the Company considered that the TSX Venture Exchange has been the Company’s primary trading market since 2005 and has accounted for

98% of trading volumes over the past year. Further, administrative burdens and costs associated with being a U.S. reporting company have significantly increased in the past few years and will continue to increase in coming years, particularly in light of SEC Sarbanes-Oxley requirements. The Company believes that these administrative burdens and their associated costs outweigh the benefits derived from the Company's registration with the SEC.

About TAG Oil Ltd.
TAG Oil Ltd. is a Canadian based company with a 30.5% interest in the Cheal Oil field and a prospect portfolio in the onshore Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability, and through development and exploration on the Company’s high-graded acreage. TAG remains in a strong financial position, with sufficient working capital to maintain operations and meet all commitments for the foreseeable future.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

May 27, 2009